EXHIBIT 7.01

AGREEMENT OF JOINT FILING

The parties listed below agree that the Schedule 13D to which this agreement is attached as an exhibit, and all further amendments thereto, shall be filed on behalf of each of them. This Agreement is intended to satisfy Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:     December 6, 2012

Xianfu Zhu

By:	/s/ Xianfu Zhu

Baoke Ben

By:	/s/ Baoke Ben

Chaoyang Liu

By:	/s/ Chaoyang Liu

Juanjuan Wang

By:	/s/ Juanjuan Wang

Qinghe Wang

By:	/s/ Qinghe Wang

Shuichi Si

By:	/s/ Shuichi Si